-----------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 1
                                       to
                                 Schedule 14D-1

                             Tender Offer Statement
                         Pursuant to Section 14(d)(1) of
                       the Securities Exchange Act of 1934

                              Micro Warehouse, Inc.
                            (Name of Subject Company)

                               BYOWC Partners LLC
                            Bridgeport Holdings Inc.
                       Bridgeport Acquisition Corporation
                                    (Bidders)


                                  Common Stock
                         (Title of class of securities)


                                    59501B105
                      (CUSIP number of class of securities)

                                 Alfred D. Boyer
                             9665 Wilshire Boulevard
                                    Suite 200
                         Beverly Hills, California 90212
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of Bidders)

                                 with a copy to:

                             Joshua M. Berman, Esq.
                                Abbe L. Dienstag
                      Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                            Telephone: (212) 715-9100

                                Page 1 of 6 pages
                       Exhibit Index is located on page 5

                    Bridgeport Acquisition Corporation, a Delaware corporation ("Acquisition") and a wholly owned subsidiary of Bridgeport Holdings Inc. ("Parent"), Parent and BYOWC Partners LLC, a Delaware limited liability Company ("BYOWC"), hereby amend their Tender Offer Statement on Schedule 14D-1 dated December 28, 1999 (the "Schedule 14D-1") relating to Acquisition's purchase of shares of Common Stock (the "Shares") of Micro Warehouse, Inc., a Delaware corporation.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidders.

         Item 5(e) is hereby amended to add the following:

         "On January 31, 2000, the Company announced that Peter Godfrey resigned as the Company's Chairman, President and Chief Executive Officer, and that Jerome B. York has been appointed as the Company's new Chairman, Chief Executive Officer and President."

Item 10.  Additional Information.

         Item 10(f) is hereby amended to add the following:

         "All Shares tendered prior to the Offer's initial expiration at 5:00 p.m., New York City time, on Friday, January 28, 2000, were accepted by the Purchasers for payment, subject to the terms of the Offer. Parent and the Company issued a press release on January 31, 2000, in which they disclosed that an aggregate of approximately 32.35 million Shares (including approximately 2.39 million Shares subject to guartanteed delivery procedures) were tendered and not withdrawn prior to the initial Expiration Date. Together with Shares already owned by Acquisition and giving effect to the purchase of Shares by the Company in the Offer, Acquisition beneficially owns approximately 93.5% of all the Company's outstanding Shares.

         The Offer to purchase all outstanding Shares of the Company has been extended to 5:00 p.m., New York City time, on Wednesday, February 2, 2000. All Shares tendered during the extension period will be accepted for payment and there will be no withdrawal rights during the extension period."

Item 11.  Material To Be Filed as Exhibits.

(a)(10)  Press release, issued January 31, 2000.

                                    SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2000


                                         BYOWC PARTNERS LLC


                                         By: /s/ Alfred D. Boyer
                                            -----------------------
                                            Name:  Alfred D. Boyer
                                            Title: Managing Member

                                    SIGNATURE


         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2000


                                           BRIDGEPORT HOLDINGS INC.


                                           By: /s/ Alfred D. Boyer
                                              ---------------------
                                           Name:  Alfred D. Boyer
                                           Title: Vice President

                                    SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2000


                                           BRIDGEPORT ACQUISITION CORPORATION


                                           By: /s/ Alfred D. Boyer
                                              -------------------------------
                                           Name:  Alfred D. Boyer
                                           Title: Vice President

                                  EXHIBIT INDEX

                                                                   Sequentially
Exhibit                                                              Numbered
Number            Description                                          Page
------            -----------                                      ------------

(a)(10)      Press release issued on January 31, 2000                    6